Exhibit 99.1

PRESS RELEASE

Green Circle Decarbonize Technology Limited Enters into Preliminary Discussions Regarding Potential Application of Advanced Green Building Technologies at Landmark Karuizawa Resort and Villa Development in Japan

Hong Kong, October 15, 2026, Green Circle Decarbonize Technology Limited (the “Company” or “GCDT”) (NYSE: GCDT), a premier provider of customized energy-saving solutions, today announced it has entered into preliminary discussions to jointly explore and promote the development of green industries and infrastructure projects in the Japanese market. The cooperation will focus on renewable energy across the upstream and downstream of the green industry chain, infrastructure construction, and project operation.

As part of this exciting market entry initiative, GCDT is exploring the application of its cutting-edge decarbonization and sustainable building technologies to a premier luxury hotel and villa development project situated in Karuizawa, Japan. GCDT brings extensive experience in designing green, low-carbon infrastructure, while 株式會社 WinS Management and Company (“WinS”) brings together a highly talented team with deep expertise across all aspects of facility operations. If successful, the estimated total contract sum for these initiatives is expected to exceed HKD 100 million.

In the meantime, WinS is actively spearheading a capital-raising campaign to support the development and financing of this prestigious project.

About the Karuizawa Development

Nestled in Nagano’s pine-scented highlands, this exquisite Karuizawa sanctuary offers upscale mountain resort living. Spanning a 42,500-square-meter hotel site alongside master-planned phases nearing 200,000 square-meters, the development blends traditional Japanese aesthetics with modern luxury. Featuring 40 refined rooms and exclusive branded residences, it provides a peaceful retreat with hot spring onsens and natural landscapes. GCDT’s advanced decarbonization solutions aim to set a new standard for sustainable luxury hospitality in Japan.

The Company emphasizes that the discussions described in this announcement are preliminary and non-binding and may not lead to actual projects. The parties have not entered into any definitive agreement relating to the proposed projects. Shareholders and potential investors should exercise caution when trading securities.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Investor Relations Department

Email: dr.richardchan@gmail.com